EXHIBIT H
LOCK-UP LETTER AGREEMENT

PLUG POWER INC.
968 Albany Shaker Road
Latham, NY 12110
Dear Sirs and Mesdames:
     Reference is made to that certain Stock Purchase Agreement (the “Company Stock Purchase Agreement”) dated as of April 10, 2006 by and between Smart Hydrogen, Inc. (the “Buyer”) and Plug Power Inc., a Delaware corporation (the “Company”).
     In consideration of the execution of the Company Stock Purchase Agreement by the Buyer, and for other good and valuable consideration, DTE Energy Company and DTE Energy Ventures, Inc. (collectively, “DTE”) hereby irrevocably agree that, without the prior written consent of the Company, DTE will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by DTE in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Common Stock owned by DTE on the date of execution of this Lock-Up Letter Agreement or on the date of the purchase of the Sale Shares (as defined below) by the Buyer or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a 12-month period commencing on the date appearing on the signature page hereof (the “Lock-Up Period”).
     Notwithstanding the foregoing, DTE may transfer shares of Common Stock or securities convertible into or exchangeable for Common Stock, to an “affiliate,” as such term is defined in Rule 501(a) of the General Rules and Regulations under the Securities Act of 1933, as amended from time to time; provided that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Lock-Up Letter Agreement and there shall be no further transfer of such capital stock except in accordance with this agreement.
     Notwithstanding the foregoing, nothing in this Lock-Up Letter Agreement will prohibit (i) any transaction with respect to shares of Common Stock acquired after the date of the purchase of the Sale Shares by the Buyer (other than upon exercise or conversion of any option, warrant or other securities outstanding as of the date hereof or on the date of the purchase of the Sale Shares (as defined below), (ii) the sale of Common Stock subsequent to a Change of Control, (iii) the sale of Common Stock subsequent to the announcement by the Company of its intention to enter into a going private transaction, (iv) the sale of Common Stock pursuant to the cashless exercise of a stock option to purchase shares of Common Stock, (v) the sale of Common Stock pursuant to a tender offer, which has been recommended by the Company’s Board of Directors, for fifty percent (50%) or more of the Company’s capital stock, (vi) sales of a pro rata portion of the shares of Common Stock then held by DTE equal to the pro rata portion of the shares of capital stock of the Company held by the Buyer that the Buyer sells during the Lock-Up Period to any person other than an affiliate of the Buyer if the Company has either permitted such sale or recognized such sale on the Company’s books and records without initiating legal proceedings against the

Buyer, (vii) gifts of Common Stock to DTE Energy Foundation (“DTE Foundation”), provided that in the case of such a gift, it shall be a condition to the gift that DTE Foundation execute an agreement stating that DTE Foundation is receiving and holding such Common Stock subject to the provisions of this Lock-Up Letter Agreement and there shall be no further transfer of such Common Stock except in accordance with this agreement, or (viii) the sale of Common Stock subsequent to the public disclosure by any person or acknowledgement by the Company of the initiation or existence of any material litigation between the Buyer and the Company arising after the closing of the transactions described in the Company Purchase Agreement. For the purposes of this Lock-Up Letter Agreement, a “Change of Control” shall mean the consummation of (A) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (B) a merger, reorganization or consolidation in which the outstanding shares of Common Stock are converted into or exchanged for securities of the successor entity and the holders of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, or (C) any other transaction in which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or a successor entity immediately upon completion of the transaction.
     In furtherance of the foregoing, the Company and its Transfer Agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.
     In addition, DTE hereby waives any rights DTE may have, if any, to require registration of any shares of Common Stock held by DTE under any registration statement filed by the Company during the Lock-Up Period.
     This Lock-Up Letter Agreement will automatically terminate and be of no further effect upon the termination of the Stock Purchase Agreement dated as of April 10, 2006 by and between the Buyer and DTE Foundation providing for the purchase by the Buyer from DTE Foundation of 1,825,000 shares (the “Sale Shares”) of Common Stock before the sale of any Sale Shares to the Buyer.
     DTE and the Company each hereby waives its right in any legal proceeding to assert that this Lock-Up Letter Agreement is unenforceable due to lack of consideration. DTE represents and warrants that it has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, it will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of DTE shall be binding upon the heirs, personal representatives, successors and assigns of DTE.
[Remainder of Page Intentionally Left Blank]

Very truly yours,

DTE Energy Company

By:	/s/ David E. Meador

	Name:	David E. Meador

	Title:	Executive VP and CFO

DTE Energy Ventures, Inc.

By:	/s/ David E. Meador

	Name:	David E. Meador

	Title:	President

Dated: April 10, 2006
ACKNOWLEDGED AND AGREED:
Plug Power Inc.

By	/s/ Roger Saillant

Name: Roger Saillant
Title: CEO and President